

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Mr. Frederick R. Klug
Senior Vice President and Chief Executive Officer
Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, Wisconsin 53154

      Re: **Tri City Bankshares Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Form 10-Q for the Period Ended March 31, 2011
            File No. 000-09785

Dear Mr. Klug:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Marc Thomas
Staff Accountant